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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

COMPREHENSIVE CARE CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
204620207
(CUSIP Number)
John C. Kirkland, Esq.
Dreier Stein & Kahan LLP
The Water Garden
1620 26th Street, 6th Floor, North Tower
Santa Monica, California 90404
(424) 202-6050
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Woodcliff Healthcare Investment Partners LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 03-0560964

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,974,458 shares of Common Stock (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,974,458 shares of Common Stock (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,974,458

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

50.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO – Limited Liability Company

(1)	Assumes the conversion into shares of the Issuer’s common stock of 14,400 Series A Preferred Shares of the Issuer.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Hythiam, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 88-0464853

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,974,458 shares of Common Stock (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,974,458 shares of Common Stock (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,974,458

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

50.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(2)	Assumes the conversion into shares of the Issuer’s common stock of 14,400 Series A Preferred Shares of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND.
     This statement is filed jointly on behalf of Woodcliff Healthcare Investment Partners LLC, a Delaware limited liability company (“Woodcliff”), and Hythiam, Inc., a Delaware corporation (“Hythiam”), whose principal place of business is at 11150 Santa Monica Blvd., Suite 1500, Los Angeles, CA 90025 (collectively, the “Reporting Persons”).
     During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has either Reporting Person been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 4. PURPOSE OF TRANSACTION.
     Woodcliff initially acquired the securities of the Issuer for investment purposes. On January 12, 2007, Hythiam acquired all of the membership interests of Woodcliff. On January 18, 2007, Hythiam entered into a Agreement and Plan of Merger with the Issuer, which is described it Item 6 below and incorporated herein by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Woodcliff Acquisition
     On January 12, 2007, Hythiam entered into a Limited Liability Company Membership Interest Purchase Agreement with Woodcliff containing customary terms and conditions, including representations, warranties and indemnities, and closed the acquisition.
Merger Agreement
     On January 18, 2007, Hythiam entered into an Agreement and Plan of Merger with the Issuer, containing customary terms and conditions including representations, warranties and indemnities, pursuant to which its newly-formed wholly-owned subsidiary will be merged with and into the Issuer, with the Issuer surviving after the merger as Hythiam’s wholly-owned subsidiary.
Acquisition Financing
     On January 17, 2007, in connection with Hythiam’s acquisition of the Issuer, Hythiam entered into a Securities Purchase Agreement pursuant to which it agreed to issue and sell to Highbridge International LLC (a) $10 million original principal amount of senior secured notes and (b) warrants to purchase up to 249,750 shares of its common stock.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

No.	Description
1	Joint Filing Agreement

2	Limited Liability Company Membership Interest Purchase Agreement dated January 12, 2007 (incorporated by reference to Exhibit No. 10.2 to Hythiam’s Form 8-K filed with the SEC on January 18, 2007)

3	Agreement and Plan of Merger dated January 18, 2007 (incorporated by reference to Exhibit No. 2.1 to Hythiam’s Form 8-K filed with the SEC on January 18, 2007)

4	Securities Purchase Agreement dated January 17, 2007 (incorporated by reference to Exhibit No. 10.4 to Hythiam’s Form 8-K filed with the SEC on January 18, 2007)

5	Form of Senior Secured Note (Incorporated by reference to Exhibit No. 10.7 to Hythiam’s Form 8-K filed with the SEC on January 18, 2007)
SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 2007	WOODCLIFF HEALTHCARE INVESTMENT PARTNERS LLC

	By:	HYTHIAM, INC.

	By:	/s/ Richard A. Anderson

	Name:	Richard A. Anderson
	Title:	SEVP

Date: January 19, 2007	HYTHIAM, INC.

	By:	/s/ Chuck Timpe

	Name:	Chuck Timpe
	Title:	CFO
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
     Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 19, 2007 (including amendments thereto) with respect to the securities of Comprehensive Care Corporation. This Joint Filing Agreement Shall be filed as an Exhibit to such Statement.

Date: January 19, 2007	WOODCLIFF HEALTHCARE INVESTMENT PARTNERS LLC

	By:	HYTHIAM, INC.

	By:	/s/ Richard A. Anderson

	Name:	Richard A. Anderson
	Title:	SEVP

HYTHIAM, INC.

	By:	/s/ Chuck Timpe

Date: January 19, 2007	Name:	Chuck Timpe
	Title:	CFO